UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-33491

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Dejour Energy Inc.

(Translation of registrant's name into English)

598-999 Canada Place

Vancouver, British Columbia V6C 3E1

Canada
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

EXPLANATORY NOTE

Dejour Energy Inc. is furnishing this Form 6-K/A in order to re-file and replace Exhibit 99.2 to the Form 6-K of Dejour Energy Inc. furnished to the Securities and Exchange Commission on March 28, 2013 (the “Original Form 6-K”).

The Forms 52-109F1 Certification of Annual Filings of the Chief Executive Officer and Chief Financial Officer of Dejour for the fiscal year ended December 31, 2012 contained in Exhibit 99.2 filed as part of the Original Form 6-K were dated March 28, 2013. The associated Annual Financial Statements with respect to the fiscal year ended December 31, 2012 were amended and re-filed on April 25, 2013. As such, the correct date of the certificates should be listed as April 25, 2013. The sole purpose of this Form 6-K/A is to re-file the Exhibit 99.2 in order  to correct the date on said certificates.

Except to the extent set forth in this Form 6-K/A, the Original Form 6-K has not been amended and remains in effect.

DOCUMENTS FILED AS PART OF THIS FORM 6-K/A

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Energy Inc.

Date: April 26, 2013	By: /s/ David Matheson
David Matheson,
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.2	Form 52-109F1R Certification of Annual Filings of the Chief Executive Officer and Chief Financial Officer of Dejour for the fiscal year ended December 31, 2012.